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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

ROSS SYSTEMS, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

778303107

(CUSIP Number)

chinadotcom corporation

34/F Citicorp Centre

18 Whitfield Road

Causeway Bay, Hong Kong

Attn: Company Secretary

(852) 2893-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 4, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 778303107	Page 2 of 10

1.	Name of Reporting Person: CHINADOTCOM CORPORATION	I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):		☐

6.	Citizenship or Place of Organization: HONG KONG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: 2,000 8. Shared Voting Power: 1,094,143(1) 9. Sole Dispositive Power: 2,000 10. Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,094,143 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11): 31.0% (3)

14.	Type of Reporting Person (See Instructions): CO

(1) Beneficial ownership of the common stock referred to herein is being reported hereunder solely because chinadotcom corporation may be deemed to have beneficial ownership of 1,096,143 shares of Ross Common Stock (inclusive of the outstanding 7.5% Series A Convertible Preferred Stock, par value $0.001 per share, on an as converted basis and 354,215 options to acquire shares of Ross Common Stock by the stockholders exercisable within 60 days) as a result of the Stockholder Agreements and Preferred Stockholder Agreement (each described in this Statement) among chinadotcom corporation and certain stockholders of Ross. The Stockholder Agreements and Preferred Stockholder Agreement also apply to shares of Ross Common Stock that may be acquired by the stockholders party to such Agreements pursuant to the exercise of options beyond 60 days or otherwise, and in the aggregate amount to 401,215 options to acquire Ross Common Stock, as described in such Agreements. The filing of this Statement shall not be construed as an admission that chinadotcom corporation is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of the shares of Ross Common Stock subject to the Stockholder Agreements or Preferred Stockholder Agreement.

(2) The aggregate amount includes 2,000 shares of Ross Common Stock owned by chinadotcom corporation and the shares of Ross Common Stock described in Note (1) above.

(3) The calculation of the percentage of Ross Common Stock beneficially owned is based on the number of shares of Ross Common Stock (inclusive of the outstanding 7.5% Series A Convertible Preferred Stock, par value $0.001 per share, on an as converted basis and 354,215 options to acquire shares of Ross Common Stock by the stockholders exercisable within 60 days) as represented by Ross in the Merger Agreement (described in this Statement). Assuming the stockholders exercise options to acquire an aggregate of 401,215 shares of Ross Common Stock (which includes all options to acquire shares of Ross Common Stock by the stockholders, whenever exercisable), such percentage would be 31.9%. Based upon the number of shares of Ross Common Stock outstanding as of September 4, 2003 and excluding shares of Ross Common Stock which may be acquired by the stockholders upon the exercise of options, the percentage or Ross Common Stock beneficially owned would be 23.3%.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (inclusive of the outstanding 7.5% Series A Convertible Preferred Stock, par value $0.001 per share, on an as converted basis) (collectively, the “Ross Common Stock”), of Ross Systems, Inc., a Delaware corporation (“Ross” or the “Issuer”). The Issuer’s principal executive offices are located at Two Concourse Parkway, Suite 800, Atlanta, Georgia 30328.

Item 2.	Identity and Background.

(a) This Statement is being filed by chinadotcom corporation (“chinadotcom” or the “Reporting Person”), a company organized under the laws of the Cayman Islands.

(b) The address of the principal office of the Reporting Person is 34/F Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong.

(c) The principal business of chinadotcom is to be an integrated enterprise solutions and software company offering technology, markeing, mobile and portal services for companies throughout Greater China and the Asia-Pacific region, the United States and the United Kingdom. The address of the principal business of the Reporting Person is 34/F Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding.

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Set forth on Schedule A to this Statement, and incorporated herein by reference, is the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship, of each executive officer and director of the Reporting Person.

During the last five years, to the knowledge of the Reporting Person, none of the Reporting Person’s directors or executive officers, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3.	Source and Amount of Funds or Other Considerations.

On September 4, 2003, chinadotcom, CDC Software Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of chinadotcom (“Merger Sub”), and Ross entered into an Agreement and Plan of Merger (the “Merger Agreement”).

Pursuant to the Merger Agreement, and subject to the conditions set forth therein (including approval of the stockholders of Ross and regulatory approvals), Merger Sub will (unless otherwise provided for under the Merger Agreement) merge with and into Ross, with Ross as the surviving corporation (the “Merger”). As a result of the Merger, each issued and outstanding share of Ross Common Stock, other than those shares of Ross Common Stock held by chinadotcom, Merger Sub, any other subsidiary of chinadotcom, Ross or any subsidiary of Ross, will be converted into the right to receive (a) the number of shares of chinadotcom Common Shares, par value $0.00025 per share (the “chinadotcom Common Shares”), determined by dividing $14.00 by the average closing price of chinadotcom Common Shares on Nasdaq during the ten consecutive trading days ending on the trading day that is two trading days prior to the effective time; provided such price shall not be greater than $10.50 or less than $8.50 and (b) $5.00 cash. chinadotcom expects to obtain the necessary funds to pay the cash portion of the consideration from available cash and working capital.

As an inducement to chinadotcom to enter into the Merger Agreement and in consideration thereof, certain stockholders (the “Common Stockholders”) and a preferred stockholder (the “Prefered Stockholder”) of Ross, certain of whom are officers and directors of Ross (each, a “Stockholder” and collectively, the “Stockholders”) entered into Stockholder Agreements and a Preferred Stockholder Agreement with chinadotcom (together, the “Voting Agreements”). In addition, the Stockholders granted to chinadotcom, acting through its board of directors, an irrevocable proxy with respect to the shares (and options, upon the exercise of such Stockholders’ rights thereof to acquire to Ross Common Stock) covered by the Voting Agreements.

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreements included as Exhibits 1, 2, 3, 4 and 5, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 4.	Purpose of Transaction.

As described in Item 3 above, pursuant to the Merger Agreement and subject to the conditions set forth therein (including approval of the Merger by stockholders of Ross and regulatory approvals), Merger Sub will (unless otherwise provided for under the Merger Agreement) merge with and into Ross and Ross will become a wholly owned subsidiary of chinadotcom. Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into Ross with Ross remaining as the surviving corporation (the “Surviving Corporation”).

As an inducement to chinadotcom to enter into the Merger Agreement and in consideration thereof, chinadotcom and the Stockholders entered into the Voting Agreements. Each Stockholder has, by its execution of the Voting Agreements, agreed that, prior to any termination of the Voting Agreements, at any meeting of the stockholders of Ross, however called, such Stockholder will (a) vote the covered preferred shares (in the case of the Preferred Stockholder) and/or any covered shares (in the case of the Preferred Stockholder and Common Stockholders) in favor of the Merger and any other matter necessary for consummation of the Merger transactions, and (b) vote the covered preferred shares (in the case of the Preferred Stockholder) and/or any covered shares (in the case of the Preferred Stockholder and Common Stockholders) against any proposal for any recapitalization, reorganization, liquidation, merger, sale of assets or other business combination between Ross and any other person (other than the Merger). The Preferred Stockholder and the Common Stockholders granted to chinadotcom a proxy to vote the covered preferred shares (in the case of the Preferred Stockholder) and/or any covered shares (in the case of the Preferred Stockholder and Common Stockholders as indicated in the preceding sentence (the “Proxy”).

The Preferred Stockholder has also agreed under the Preferred Stockholder Agreement to deliver to the Company, immediately prior to the effective time of the Merger, (a) any and all stock certificates representing the covered preferred shares, and (b) a validly executed notice of conversion requesting the conversion of the covered preferred shares into common stock.

Each of the Voting Agreements will terminate on the first to occur of (1) the effective time of the Merger, (2) the termination of the Merger Agreement in accordance with its terms, (3) March 1, 2004, (4) written notice of termination of the Voting Agreement by chinadotcom to the Stockholder party to such Voting Agreement, and (5) the withdrawal or adverse modification by the Board of Directors of the Company of its approval or recommendation of the Merger or the Merger Agreement.

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The beneficial ownership of shares of Ross Common Stock may be deemed to be acquired pursuant to the Voting Agreements and the Proxy, which were entered into in connection with the Merger Agreement. The purpose of the Voting Agreements is to assist chinadotcom and Ross in consummating the Merger and other transactions contemplated by the Merger Agreement.

Upon consummation of the Merger, (i) the directors of Merger Sub shall become the directors of the Surviving Corporation, (ii) the officers of Merger Sub shall be the officers of the Surviving Corporation, (iii) the Certificate of Incorporation of Merger Sub in effect at the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation, (iv) the name of the Surviving Corporation will be Ross Systems, Inc., and (v) the by-laws of Merger Sub in effect at the Effective Time shall be the by-laws of the Surviving Corporation.

If the Merger is consummated as planned, the Ross Common Stock will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, and will cease to be authorized to be quoted on The Nasdaq Stock Market, Inc.’s National Market.

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreements included as Exhibits 1, 2, 3, 4 and 5 to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

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Item 5.	Interest in Securities of the Issuer.

(a)-(b) As a result of chinadotcom’s exisitng shareholding in Ross Common Stock and the Voting Agreements, chinadotcom may be deemed to be the beneficial owner of 1,096,143 shares of Ross Common Stock, constituting 31.0% of the issued and outstanding shares of Ross Common Stock, and may be deemed to have the shared power to vote such shares in the manner described in Item 4. However, the Reporting Person is not entitled to any rights as a stockholder of Ross as to the shares under the Voting Agreements, apart from such limited voting rights. The Reporting Person does not have the power to dispose of the shares under the Voting Agreements. The calculation of the foregoing percentage is based on the number of shares of Ross Common Stock outstanding as of September 4, 2003 (as represented by Ross in the Merger Agreement).

Except as disclosed in this Item 5(a)-(b), neither the Reporting Person nor, to the best of its knowledge, any of the persons listed on Schedule A to this Statement beneficially owns any shares of Ross Common Stock or has the right to acquire any shares of Ross Common Stock.

The filing of this Statement shall not be construed as an admission by the Reporting Person that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Ross Common Stock owned by the Stockholders.

(c) Except as disclosed in this Statement, none of chinadotcom nor, to its knowledge, any of the persons listed on Schedule A to this Statement has effected any transaction in the Ross Common Stock during the past 60 days.

(d) Other than as described herein, to the knowledge of chinadotcom, the Stockholders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by chinadotcom.

(e) Not applicable.

References to, and descriptions of, the Merger Agreement and the Voting Agreements set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreements included as Exhibits 1, 2, 3, 4 and 5, respectively, to this statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to containing agreements regarding Stockholders voting their Shares, the Voting Agreements subject the Stockholders’ shares to certain restrictions on transfer.

Pursuant to the Voting Agreements, until termination of the Voting Agreements in accordance with their terms, each Stockholder has agreed that, except as contemplated by the Voting Agreements and the Merger Agreement, such Stockholder shall not, subject to limited exceptions, (a) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, any of the shares; (b) grant any proxies, deposit any shares into a voting trust or enter into a voting agreement with respect to any shares; or (c) knowingly take any action that would make any representation or warranty of the Stockholder contained in the Voting Agreement untrue or incorrect or have the effect of preventing or disabling Stockholder from performing its obligations under the Voting Agreement.

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Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Agreement and Plan of Merger among chinadotcom corporation, CDC Software Holdings, Inc., and Ross Systems, Inc., dated as of September 4, 2003. (incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on September 5, 2003)

2	Stockholder Agreement between chinadotcom corporation and Verome M. Johnston, dated as of September 4, 2003.

3	Stockholder Agreement between chinadotcom corporation and J. Patrick Tinley dated as of September 4, 2003.

4	Stockholder Agreement between chinadotcom corporation and Robert B. Webster dated as of September 4, 2003.

5	Preferred Stockholder Agreement among chinadotcom corporation, Ross Systems, Inc. and Benjamin W. Griffith III, dated as of September 4, 2003.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2003

CHINADOTCOM CORPORATION

/s/ STEVEN CHAN
Name:	Steven Chan
Title:	Director, Legal

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SCHEDULE A

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSON

Name	Present Business Address	Present Principal Occupation
Raymond K.F. Chien	c/o chinadotcom corporation 34/F Citicorp Centre 18 Whitfield Road Causeway Bay, Hong Kong	Executive Chairman

Peter Yip	c/o chinadotcom corporation 34/F Citicorp Centre 18 Whitfield Road Causeway Bay, Hong Kong	Vice Chairman and Chief Executive Officer

Zhun Shun Ao	c/o chinadotcom corporation 34/F Citicorp Centre 18 Whitfield Road Causeway Bay, Hong Kong	Vice Chairman

Thomas M. Britt, III	c/o chinadotcom corporation 34/F Citicorp Centre 18 Whitfield Road Causeway Bay, Hong Kong	Director

William Fung	c/o chinadotcom corporation 34/F Citicorp Centre 18 Whitfield Road Causeway Bay, Hong Kong	Director

Ki Chi Kwong	c/o chinadotcom corporation 34/F Citicorp Centre 18 Whitfield Road Causeway Bay, Hong Kong	Director

Daniel Widdicombe	c/o chinadotcom corporation 34/F Citicorp Centre 18 Whitfield Road Causeway Bay, Hong Kong	Chief Financial Officer

Steven Chan	c/o chinadotcom corporation 34/F Citicorp Centre 18 Whitfield Road Causeway Bay, Hong Kong	Director, Legal and Company Secretary

Rudy Chan	c/o chinadotcom corporation 34/F Citicorp Centre 18 Whitfield Road Causeway Bay, Hong Kong	Chief Executive Officer of hongkong.com Corporation

Herman Cheng	c/o chinadotcom corporation 34/F Citicorp Centre 18 Whitfield Road Causeway Bay, Hong Kong	Principal, Ion Global and Managing Director of Greater China

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EXHIBIT INDEX

Exhibit No.	Description

1	Agreement and Plan of Merger among chinadotcom corporation, CDC Software Holdings, Inc., and Ross Systems, Inc., dated as of September 4, 2003. (incorporated by reference to our current report on Form 6-K (File No. 000-30134) filed with the Commission on September 5, 2003)

2	Stockholder Agreement between chinadotcom corporation and Verome M. Johnston, dated as of September 4, 2003.

3	Stockholder Agreement between chinadotcom corporation and J. Patrick Tinley, dated as of September 4, 2003.

4	Stockholder Agreement between chinadotcom corporation and Robert B. Webster dated as of September 4, 2003

5	Preferred Stockholder Agreement among chinadotcom corporation, Ross Systems, Inc. and Benjamin W. Griffith III, dated as of September 4, 2003.

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